Exhibit 12.1

AMERICAN SUPERCONDUCTOR CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)	Year Ended March 31,					Nine Months Ended December 31,
	2013	2014	2015	2016	2017	2017
Earnings:
Income (loss) before income taxes	$(66,395)	$(55,406)	$(48,840)	$(20,748)	$(26,231)	$(26,286)
Add: Fixed charges	15,965	10,489	2,579	1,580	829	425
Add: Losses/(Gains) from minority interest	2,231	2,273	743	(2,736)	(325)	(951)

Earnings available for fixed charges	$(48,199)	$(42,644)	$(45,518)	$(21,904)	$(25,727)	$(26,812)
Fixed Charges:
Interest expense (1)	$15,161	$9,779	$1,882	$1,037	$383	$54
Portion of rental expense which represents interest (2)	804	710	697	543	446	371

Total Fixed charges	$15,965	$10,489	$2,579	$1,580	$829	$425

Ratio of earnings to fixed charges (3)	—	—	—	—	—	—

(1)	Includes non-cash interest expense related to amortization of debt discount and issuance of common stock at a discount to pay debt.
(2)	Assumed to be one third of rent expense as a reasonable approximation
(3)	Earnings were inadequate to cover fixed charges for the years ended March 31, 2013, 2014, 2015, 2016 and 2017 by $64.2 million, $53.1 million, $48.1 million, $23.5 million and $26.6 million, respectively, and for the nine months ended December 31, 2017, by $27.2 million.